So they've had two active deals, obviously, St. Jude being the biggest, and this is a really great opportunity to talk with Tom and Brian more at a high strategic level.  And so I'd really like to keep it on that since we have Tom here and talk more a strategic direction. *** *** MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference CORPORATE PARTICIPANTS Brian Yoor Abbott Laboratories - SVP, Finance & CFO Tom Freyman Abbott Laboratories - EVP, Finance & Administration CONFERENCE CALL PARTICIPANTS Kristen Stewart Deutsche Bank - Analyst PRESENTATION Kristen Stewart - Deutsche Bank - Analyst Welcome, everybody, to the second day of the Deutsche Bank Healthcare Conference. Glad to see we have a pretty full room here. I'm Kristin Stewart. I'm a tech analyst and it is my pleasure to introduce Abbott. Before we get started, Abbott wanted me to read a disclosure statement here, so I'd like to remind you that this discussion will include forward-looking statements, that actual plans and results could differ materially from those expressed or implied in the forward-looking statements. The factors that could cause actual results to differ are discussed in Abbott's 2015 annual report, as well as other Abbott -- other filings that Abbott has made and will make with the SEC. As you recall, Abbott has issued a press release on April 28, 2016 announcing the transaction with St. Jude Medical. Please refer to page 5 and 6 of that release for additional important information about Abbott, St. Jude and related matters. With that said, now we can move on. All right, so thanks, everyone, again and a special thanks to you guys. And I am particularly pleased to not only have Brian Yoor, the Senior Vice President and Chief Financial Officer, but also Tom Freyman with us here. He is the Executive Vice President of Finance and Administration. As you may recall, Tom had been the Company's (technical difficulty), but, in June of 2005, he transitioned to a new role to focus on strategy and M&A. He has been working with Miles in that capacity since then really working on more of -- really more deals and strategy and really trying to form the new, I guess, Abbott since they've been really having a good balance sheet and cash flows and trying to figure out where the Company was heading. Kristen Stewart - Deutsche Bank - Analyst So from a bigger picture perspective, it seems that over the last two years, you have been working on this rebranding of Abbott and more this focusing on Abbott as more of a consumer staple and really trying to make them a more consumer-like company. And I'm just trying to understand, how does buying Abbott square away with -- I'm sorry -- buying St. Jude square away with making Abbott's identity really this growth in income, especially when you are talking about moderating the dividend? I have a hard time seeing how all the pieces kind of fit with that. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration Sure. As we look at the St. Jude transaction, and as really you look back at the changes since our separation from AbbVie a little over three years ago, we view this transaction as very consistent with that, and let me just go through that a little bit. One of our stated objectives, and as you know, we have four major businesses, is to either have or establish leadership positions in large markets, growing markets, markets that are aligned with healthcare and demographic trends. And we believe that those leadership positions are ultimately going to drive long-term success. In medical devices, as we looked at it, we felt that we were not there. And we found what we believe is an incredibly complementary asset with really -- and the thing we focused most on when we looked at this was the high-growth aspects of this. At least half of this business is in high-growth markets, low penetrated markets. The Company has strong marketshare positions, either number one or number two in the areas in which it competes and really outstanding products and technologies. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 2

*** MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference If you compare that to our existing business, very complementary. Almost no overlap and businesses that when put together are going to be a lot stronger in the marketplace and from a competitive point of view than they were separately. That's really been the logic from the beginning for this deal. And the last thing I'd just like to touch on, and I think Brian will talk more about this, is we are a growth company and we've geared all of our investments and our thinking towards having good growth, above-average growth. And I think most of the investors have recognized that. When we look at the combination of the various businesses of St. Jude, we believe this is a growth asset. Clearly, there has been a slowdown the last couple years, but as they come through that period and as these high-growth markets, strong market positions take hold and we look at the half of the business that's growing closer to double digits along with the more foundational CRM business, we think this is a business that can grow very much in line with what people expect Abbott to grow on the top line. So we think from every perspective, a strategic fit, establishing leadership positions and growth, we think this was a very good addition to the Company. Kristen Stewart - Deutsche Bank - Analyst Okay. Just to push you there a little bit, there's certainly been a perception in the marketplace over the last couple years that you had zero interest in buying St. Jude before. And that you didn't want to get into CRM and that you thought their pipeline was not compelling. So let's just play devil's advocate and let's just say that you had no interest in them and that you -- I guess what's changed I guess over the last let's just say two years? Tom Freyman - Abbott Laboratories - EVP, Finance & Administration I guess it's fair to say, if you look at Abbott's history, that we've tended to focus more on medium-sized transactions and we've been successful with that. Clearly, this is a large transaction. In order to marry these businesses that we think are very strong, it has to be a large transaction. So I think that was one of the things we had to think through within the Company because we know we are very good at the medium size, but we also believe that given the quality of this asset that we can definitely handle the integration well and it can go well. The other thing -- and we touched on this on the call last week -- we have been watching the evolution of the market. Our buyers, institutions, IDMs are becoming more sophisticated. Broader is better. Large competitors in the market have had broad productlines, and the more we looked at that, the more we thought it was important to have a broad offering. And clearly, when you marry our stent business with the CRM business, we are going to be in a much better position in the market there. And then when it comes to the pipeline, in the last few months, St. Jude added the Thoratec acquisition, very high growth, great asset in LVADs. We've seen assets like CardioMEMS, which has a great future, very different opportunity. And the more we evaluated their pipeline during our diligence process, the better we felt about the ability of this Company to drive better growth. Kristen Stewart - Deutsche Bank - Analyst I'm just going to pause for any questions at this point. I guess just on that --. Unidentified Audience Member Since you mentioned due diligence, just with the backdrop of Alere and some of the new developments, could you just talk about your due diligence process and maybe some of the processes or actions you took when you did due diligence on St. Jude just so we understand and get comfortable with due diligence there. Kristen Stewart - Deutsche Bank - Analyst I think the question is the due diligence process that you did on St. Jude and how you got comfortable with it. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 3

*** MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference Well, we've been doing deals, large deals, for a good 15 years all the way back to Knoll, Guidant, Piramal, those types of deals. We know how to do diligence. We are very thorough about it. In the case of St. Jude, I tell you I can't tell you in all the deals we've done that we've ever seen transparency from a company, more insight, more access to the people that can explain what's going on in the business. Every document, every study we asked to see was provided promptly, and management was made very accessible to us throughout the process. So we feel very, very good, and we rigorously built a model, challenged a model through our discussions with the management of St. Jude. So we have a lot of experience at diligence and this was an outstanding process we went through with that company. Unidentified Audience Member You talked about the need for a broad offering, a broad product offering as part of the rationale for the St. Jude deal. Can you give examples of where you felt you lost out, or there's been an impact on group performance because of a lack of that? Tom Freyman - Abbott Laboratories - EVP, Finance & Administration I think it's not a lot of specific examples at this point, but we are watching what's happening in the marketplace. It's a bit of an anticipation of where the market is going over the next two, three years. And obviously, the competitors in the space have broader offerings and are making efforts to achieve better volume overall from that. And we've seen with our relatively limited offerings today that it is challenging in certain accounts without other products to offer to these more sophisticated institutions that are focused on a bigger buy from a particular company. We just wanted to build a little bit on the growth story as well. Kristen Stewart - Deutsche Bank - Analyst Yes, that was the next question I had is I know a lot of people are concerned about whether or not St. Jude is dilutive to the overall Abbott growth rate. So how did you get comfortable I guess that in thinking about the pipeline? And I guess to that point, just in terms of losing out on business or gaining business that this addition of St. Jude is not necessarily going to slow down overall Abbott and that this could not only be similar, but perhaps even maybe accretive at some point to growth, or just kind of not necessarily slow you down, especially given -- I know it's accretive from a cash position, but obviously you are taking on a lot of debt to do this deal. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO Sure. Well, let me provide some context on Abbott overall too as part of this. So at Abbott, we've been growing in that 5% to 6% range on an organic basis, and I will come back to some of the markets that we play in there. I think with respect to this transaction, I think it's important to realize that St. Jude plays in an overall market space of roughly $30 billion when it comes to cardiovascular in its broadest sense. And while the CRM business is foundational, as Tom had mentioned, with I will say our leadership position in stents, it built the foundation to have the access and the relationships to build upon these higher growth areas. If you actually take their weighted average growth rates of the markets that they participate in, it's already closer to 4% or 5%. Atrial fibrillation is a market that's very underpenetrated, like 3% penetrated today. It's growing double digits in markets, and they are doing quite well. They are the number two player there. Neuromodulation outside the cardiovascular space is another very attractive space that's growing in the upper single digits and they are doing quite well. And then Tom mentioned a product here in their heart failure with the LVAD, the left ventricle product. Again, another great contributor to I will say part of the heart failure market that's probably growing in the mid-single digits. So you weigh all this together, the market alone is growing 4% to 5%. Now let me give some color around that, around Abbott. If I look at our nutrition business, the nutrition business on a worldwide market basis is probably growing close to 5%. If I go to diagnostics where we've had outstanding performance, that worldwide market is growing 3% to 4%. The only market that really is a tad bit above that where we participate is probably the brand and generic space. I would plate it somewhere around the 7% range on a worldwide average basis. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 4

 MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference The point being that each of our businesses are outperforming the market, and that's what we are confident in with the talents and the know-how that St. Jude brings, along with our know-how of operational excellence and commercial execution. I'd also like to just give a little color around -- if you take CRM and say CRM stabilizes, and together we are stronger than we are apart, stabilization in CRM already equals 5% growth in the revenues of St. Jude, and that's not even taking into account the new products in the pipeline, plus the synergies that we see being together. And there are synergies. So we are the leader, as I mentioned, in coronary stents. They have the PCI tools that will marry quite well with those, whether you are talking about the imaging techniques. They also have a percutaneous heart pump that also will be a nice part of the broader sale for Abbott that we see synergies. If you take their LVAD product, where they are doing really well with the HeartMate product; Heartmate 3 in Europe is doing very well and you translate that to the other spaces of the heart where we have been doing work in the mitral valve space, we have the only mitral repair product right now on the market and it's growing double digits every year and continuing to penetrate and getting better coverage, if you will, in the reimbursement systems. And we also, as part of our venture group, bought an asset through a company called Tendyne that goes beyond repair and starts to think about now replacement. So when you think about the call points of who we will call on, be that the interventional cardiologists or the cardiac surgeon and the combination of these products together, there will be stabilization. And then the growth that will come through in the markets they participate in with even better competition with new products and synergies we see, we clearly see this in line with Abbott's growth rate. And look, organic growth rate of 6% is hard to find around the world in an economy that's growing 2% to 3% on an average basis, and we pride ourselves on that. We pride ourselves in being at the top of our peers, at the top of our competition on that type of growth, and that is the full intent here. And then when you line that up with the other opportunities and the synergies that we announced of these two companies coming together, it clearly aligns with our growth identity for Abbott. Kristen Stewart - Deutsche Bank - Analyst Great. Two questions that I guess follow. You had mentioned the 5%. Was that CRM specifically, or just talking about St. Jude as a whole? Brian Yoor - Abbott Laboratories - SVP, Finance & CFO St. Jude's markets that they participate in as a whole weight out to about a 5% market. CRM itself is flattish. Kristen Stewart - Deutsche Bank - Analyst Okay, good. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO But the foundation of CRM in stents is so critical to what you are trying to build for these higher growth assets. Kristen Stewart - Deutsche Bank - Analyst Okay. And how did you get comfortable I guess that their CRM business can catch up from a product cycle perspective? Brian Yoor - Abbott Laboratories - SVP, Finance & CFO Well, right now, I think there's been a lot of news in terms of I will say their MRI-safe product. That is one label claim; that is one thing that they are moving toward. What I will say is there's been a demonstrated history of performance when you do get that label claim that you do recapture share. We've seen that for them in Japan, THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 5

*** MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference and so we are expecting much of the same in the US when that happens. We are also mindful about the timing. We've taken that into consideration as part of our due diligence and are very comfortable with that. At the same time, they have some other assets that are meaningful, multi-point pacing being one of them for patients who maybe are not responding to the traditional, if you will, pacemaker or defibrillation device. So that is going to be a meaningful part of their portfolio and helps to stabilize. And also they have Nanostim coming, which also is the leadless device that also is part of that. So, Kristen, we see as we move through the rest of this year, by the time you likely close this transaction, that a lot of the stabilization will have occurred. And again, together we are stronger because it's not about any one product; it's about the synergies and the broad product offering that I just had referenced when I was talking about growth. Kristen Stewart - Deutsche Bank - Analyst And then, Brian, just to go back to something you had said, you talked about Thoratec and the LVAD business and the percutaneous heart pump. I'm just curious, Thoratec had been up for sale publicly. I'm just curious if it was the case that you had looked at Thoratec and then maybe looked more holistically at the market and then had --. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration Yes, maybe I will take that, Kristen. Kristen Stewart - Deutsche Bank - Analyst You know, like, hey, why don't we get into more of the broader cardiovascular space and maybe it makes sense to now marry up more? Tom Freyman - Abbott Laboratories - EVP, Finance & Administration Yes, we look at all assets in the area. And as you know, we've been trying to build through selective acquisitions or investments, including our ventures group, positions in some of these higher growth cardiovascular areas. For example, we put money -- pretty meaningful venture money -- into the electrophysiology area last year with a couple acquisitions in that area. Builder strategies are lower risk, but they are also very long to hit payoff. When you look at these markets where there are strong competitors entrenched, it is hard to build. And when we looked at individual areas such as the LVAD area, to truly have -- to be competitive in a narrow area would have been challenging for us. And that's why when we think about the addition of Abbott and St. Jude, we see five very strong high marketshare businesses, firmly established, relationships established, technologies in place, capabilities exist that we can hit the ground running from the beginning. And I think that's what we get compared to a strategy of trying to go into individual areas and build up a portfolio over many, many years, when in the meantime companies that have broader offerings are going to be establishing their footprint with customers as we try to build a business. Kristen Stewart - Deutsche Bank - Analyst Why do you think they are willing to sell out now? I guess that's the other question I've gotten from investors that last summer they were trading around like $80, and your offer is $85, and I guess investors are a little bit more skeptical of they just had a management change. Mike just took over as CEO and if they are so willing to sell out at $85, it seems just a little I guess inconsistent. How would you kind of address that? Tom Freyman - Abbott Laboratories - EVP, Finance & Administration I will note that there was a premium of 37% compared to the prior day's trading, so St. Jude shareholders are certainly benefiting from that. I was involved on this deal from the very beginning, from the first discussions. And I can tell you that the focus at the highest levels was on the strategic rationale and the strength that the combined company would be in the marketplace, and that was overriding all discussions about why we should do this deal. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 6

*** *** MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference I think it was the driving force, and obviously, you have to get the valuation. We are providing a good premium for St. Jude shareholders, as we should and as is fair and that's a matter of negotiation between the companies and really -- and I will say one more thing relative to that. Don't forget that the St. Jude shareholders are getting 45% of their consideration in Abbott stock, so they are invested in the future of the combined organization. And I tell you that was, from the very beginning, something they were interested in, and I think speaks to their belief that the combined company truly is going to be stronger than these companies would have been individually. Kristen Stewart - Deutsche Bank - Analyst Okay. Roberto. Unidentified Audience Member Two quick questions. Could you give an example of why the companies together are stronger? I understand and fully appreciate the complementary nature of your product portfolio, but what are you going to do differently with those products? And the second question is, of the $500 million in synergies, how much are sales versus cost synergies? Thanks. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration Brian, why don't you take the synergies, then I will talk a little bit about the competitive situation. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO Sure. The sales synergies and the gross margin that falls through from that are about 25% of the total $500 million in synergies we had stated in the out years. A lot of things I talked about there, Roberto, were the complementary things coming together. You are going to be more powerful. If you think about national account selling and approaching the IDNs, we have a lot of capabilities and we are both building these on both sides of the companies. But, for example, take our diagnostics business. Enterprise selling is very big there from a top to top. That's something that we feel that we together will do much stronger together to realize, not only just from a product standpoint, but how you approach the customer. On the gross margin side, 25% again of improvements if you will, in the supply chain, or the costs, if you will, or purchasing opportunities. Again, proven track record I think for us. If you look at what we've done with our nutrition business over the last several years, or our diagnostics business and our vascular business in terms of the kinds of opportunities and efficiencies we've realized to drive gross margin improvement. So we are comfortable clearly with that assumption. And then 50%, the other remaining part of the synergies, will come from the natural overlap that there may be for efficiency in the sales, or in the marketing, or just general G&A, back-office costs, public company costs. So a lot of diligence has been done on that front. It's not just put out a number and find it later. A lot of that pre-diligence has showed that we are very comfortable with achieving those levels of synergies. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration Yes, I will just add a couple things. I think Brian touched on a lot of the sales synergies and the impacts there. Clearly, there are accounts where we are strong. There are accounts where St. Jude is strong. I think together, when we look at those accounts, we are going to be able to -- and they are different -- we are going to be able to go in with an offering that is better, and it kind of is back to what I said earlier and what we touched on the call last week, purchasers are getting more sophisticated. They are wanting to talk about more than just one particular product area in discussions, and when the competition has a broader offering than you do, it's tougher in those accounts. And we think that trend is going to increase over time. So it's back to broad offering and what the customers and how they want to approach their purchasing decisions. Kristen Stewart - Deutsche Bank - Analyst THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 7

 MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference Now the two of you had had a previous arrangement with the GPOs. Had you been relying on that more, or had that been going really effectively? This is dating a little bit while back. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO We've had a partnership with St. Jude. Is that what you are referring to, Kristen? Kristen Stewart - Deutsche Bank - Analyst Yes. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO Yes, we've had that for some time. I think though ultimately we see now that they are in accounts that we are not; we are in accounts that they are not and it's much easier when you are together to have one objective of how to drive this forward versus maybe a singular objective of where you are trying to do the best you can in the partnership. Go ahead, Tom. Tom Freyman - Abbott Laboratories - EVP, Finance & Administration No, that's exactly right. Kristen Stewart - Deutsche Bank - Analyst Okay. Roberto. And then up here afterwards. Unidentified Audience Member Did your views on the rest of the business inform your decision to increase your mix in medical devices? Tom Freyman - Abbott Laboratories - EVP, Finance & Administration I'm very glad you asked that question, Roberto. And I can tell you again, I've heard this question a couple times in the last day or two. Absolutely not. All you have to do is look at our first quarter. Every single business performed at or above our expectations. Tough exchange quarter, but when you go to the underlying performance, it was above the guidance we provided, and we overdelivered on the bottom line in the quarter and everything is going extremely well in the other businesses. And I can tell you again being there every step of the way in this decision process, this is all about strategy, competitiveness, being a stronger player in the marketplace and had nothing to do -- as a matter of fact, I only think this makes us stronger and building on the strength that we've got going in the other businesses as we sit here today. Brian Yoor - Abbott Laboratories - SVP, Finance & CFO And I'd add to that, Robert; I'd be remiss without talking about some of the other exciting things. We talked a lot about what's there for St. Jude and what we can do together and products in the pipeline. You look at our diagnostics business, which arguably has been a very strong performer top to bottom. We are getting closer on the verge of these next-generation systems. That's very exciting for us. So as we continue to look at that business, we see durable growth continuing and then some. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 8

 MAY 05, 2016 / 12:00PM GMT, ABT - Abbott Laboratories at Deutsche Bank Health Care Conference Important Additional Information In connection with the proposed transaction, Abbott intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Abbott and a proxy statement of St. Jude Medical (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders of St. Jude Medical are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive proxy statement/prospectus will be sent to St. Jude Medical's shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Abbott or St. Jude Medical as described in the paragraphs below. The documents filed by Abbott with the SEC may be obtained free of charge at Abbott's website at www.abbott.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Abbott by requesting them by mail at Abbott Laboratories, 6100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945. The documents filed by St. Jude Medical with the SEC may be obtained free of charge at St. Jude Medical's website at www.sjm.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from St. Jude Medical by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347. Participants in the Solicitation St. Jude Medical, Abbott and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from St. Jude Medical shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of St. Jude Medical in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Abbott and their ownership of Abbott common shares is set forth in the definitive proxy statement for Abbott's 2016 annual meeting of shareholders, as previously filed with the SEC on March 18, 2016. Information about the directors and executive officers of St. Jude Medical and their ownership of St. Jude Medical common shares is set forth in the definitive proxy statement for St. Jude Medical's 2016 annual meeting of shareholders, as previously filed with the SEC on March 22, 2016. Free copies of these documents may be obtained as described in the paragraphs above. Private Securities Litigation Reform Act of 1995 Caution Concerning Forward-Looking Statements Some statements in this communication may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and St. Jude Medical caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed transaction, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of Abbott to successfully integrate St. Jude Medical's operations, and the ability of Abbott to implement its plans, forecasts and other expectations with respect to St. Jude Medical's business after the completion of the transaction and realize expected synergies. Economic, competitive, governmental, technological and other factors that may affect Abbott's and St. Jude Medical's operations are discussed in Item 1A, "Risk Factors,'' in each of Abbott's Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2015, and St. Jude Medical's Annual Report on Securities and Exchange Commission Form 10-K for the year ended Jan. 2, 2016, respectively, and are incorporated by reference. Abbott and St. Jude Medical undertake no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. 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